EXHIBIT 99.6
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
I, Harkirat (Raj) Grover, Chief Executive Officer of High Tide Inc. (the “Company”), hereby certify, pursuant to 18
U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

a.
the Annual Report on Form 40-F of the Company for the fiscal year ended October 31, 2024 (the
“Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities
Exchange Act of 1934, as amended; and

b.	the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of the Company.
Date: April 23, 2025
By:
/s/Harkirat (Raj) Grover
Name: Harkirat (Raj) Grover
Title: Chief Executive Officer